UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505 105

(CUSIP Number)

Warlander Asset Management, LP

250 West 55th Street, 33rd Floor

New York, NY 10019

Eric Cole Managing Partner

December 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505 105

1	Names of Reporting Persons. Warlander Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 777,351
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 777,351
11	Aggregate Amount Beneficially Owned by Each Reporting Person 777,351
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505 105

1	Names of Reporting Persons. Warlander Partners, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 537,951
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 537,951
11	Aggregate Amount Beneficially Owned by Each Reporting Person 537,951
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505 105

1	Names of Reporting Persons. Warlander Offshore Mini-Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 239,400
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 239,400
11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,400
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 366505 105

1	Names of Reporting Persons. Eric Cole
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 777,351
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 777,351
11	Aggregate Amount Beneficially Owned by Each Reporting Person 777,351
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) <0.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 366505 105

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at La Pièce 16, Rolle, Switzerland.

Item 2. Identity and Background

This statement is filed by:

(i) Warlander Partners, LP, a Delaware limited partnership;

(ii) Warlander Offshore Mini-Master Fund, LP, a Cayman Islands exempted limited partnership, and together with Warlander Partners, LP, the “Warlander Funds”:

(iii) Warlander Asset Management, LP, a Delaware limited partnership (the “Investment Manager”), with respect to the shares of Common Stock held by the Warlander Funds, to which the Investment Manager serves as investment manager. Warlander Management GP, LLC, a Delaware limited liability company (the “General Partner”), serves as the general partner of the Investment Manager; and

(iv) Mr. Eric Cole (“Mr. Cole”) who serves as the managing member of the General Partner, with respect to the shares of Common Stock directly held by the Warlander Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

(b) The address of the principal office of the Reporting Persons is c/o Warlander Management GP, LLC, 250 West 55th Street, 33rd Floor, New York, NY 10019.

(c) The principal business of the Reporting Persons is purchasing, holding and selling securities for investment purposes.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above.

CUSIP No. 366505 105

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Common Stock reported herein for an aggregate of $1,407,936. The source of the funds was the limited partners of Warlander Funds.

Item 4. Purpose of Transaction

On September 20, 2020, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (“the Court”). On December 10, 2020, in accordance with section 363 of title 11 of the Bankruptcy Code and the Court’s Order (A) Authorizing and Approving Bid Procedures, (B) Authorizing and Approving The Stalking Horse Bid Protections, (C) Scheduling a Sale Hearing, (D) Approving Notice Procedures, and (E) Granting Other Relief [Case No. 20-12212, ECF No. 282] and the bidding procedures annexed thereto, counsel to the Jefferies, Warlander Asset Management, L.P., Owl Creek Asset Management, L.P., Bardin Hill Opportunistic Credit Master Fund LP, Marathon Asset Management L.P., and Cetus Capital VI, L.P. (collectively, the “Investors”) submitted a letter (the “Bid Letter”) detailing the terms of a proposal for the going concern financial restructuring of the Debtors on the terms and subject to the conditions outlined in that letter (the “Proposed Transaction”). The Proposed Transaction, which is outlined in the Bid Letter and the attached term sheet (such term sheet referred to herein as the “Term Sheet”), remains subject to the negotiation and execution of definitive documentation, an order by the Bankruptcy Court, and other conditions.

The Proposed Transaction would provide for the reorganization of the Debtors and the recapitalization of the Issuer (as reorganized, “New GMI”), and would be funded by the incurrence and issuance respectively of:

•	$1.2 billion of new debt financing currently proposed to be provided by Jefferies Finance LLC, an affiliate of Jefferies LLC, to New GMI; and

•	$735 million of a new class of Series A Preferred Stock of New GMI.

The capital stock of New GMI would consist only of (i) reinstated shares of Common Stock, (ii) $735 million of Series A Preferred Stock consisting of (A) $700 million of Series A Preferred Stock issued to holders (as may be limited pursuant to applicable securities laws and regulations) of existing shares of Common Stock pursuant to a rights offering, in exchange for cash compensation, which rights offering would be fully backstopped by the Investors, and (B) $35 million of Series A Preferred Stock issued as a commitment fee to the Investors, as consideration for the backstop obligations, and (iii) if applicable, Common Stock or issued shares of a new class of Series B Preferred Stock to be issued to holders of Honeywell Spin-Off Claims (as defined in the Term Sheet) pursuant to the terms set forth in the Term Sheet. Each holder of a Honeywell Spin-Off Claim would receive, at the option of the Debtors in consultation with the Investors: (a) Series B Preferred Stock; (b) cash; (c) shares of Common Stock of New GMI (subject to the terms of the Term Sheet); or (d) such other treatment permitted under the Bankruptcy Code (subject in the case of either clause (b) or clause (d) above to the consent of those Investors holding at least 75% percent in aggregate amount of the Backstop Commitments (as defined in the Term Sheet) of all Investors).

CUSIP No. 366505 105

Under the Proposed Transaction, the Board of Directors of New GMI would consist of the Chief Executive Officer, three independent directors nominated by New GMI, three independent directors, one each nominated by the Owl Creek Asset Management L.P., Warlander Asset Management, L.P. and Jefferies LLC, one independent director with relevant industry experience nominated by the committee of equity holders and approved by New GMI and those Investors holding at least 70% percent in aggregate amount of the Backstop Commitments (as defined in the Term Sheet) of all Investors (the “Requisite Backstop Parties”), and one director nominated by the Issuer and approved by the Requisite Backstop Parties. Other terms for the governance of New GMI are detailed in Exhibit D to the Bid Letter, and other operational restrictions on New GMI—are detailed in that exhibit.

The terms of the Proposed Transaction are subject to the terms and conditions included therein, as well as negotiation with, and approval by, the Issuer, and by approval and Confirmation Order of the Bankruptcy Court and approval of appropriate regulatory authorities. The obligations of the Investors to consummate the Proposed Transaction will terminate if the closing of the Proposed Transaction does not occur on or prior to May 10, 2021. The termination date may be extended, at the sole option and discretion of the Issuer, if material regulatory approvals have not been received, up to and including June 10, 2021, and it may be further extended upon the agreement of the Investors and the Issuer. In all circumstances and at any time after the parties enter into a Backstop Commitment Agreement (as defined in the Term Sheet or the Backstop Commitment Agreement), if the Set-Up Value (as defined in the Term Sheet or Backstop Commitment Agreement) is less than $835 million, the Investors shall have the right to terminate the Backstop Commitment Agreement and the Proposed Transaction.

The foregoing description is qualified in its entirety by reference to the Bid Letter and the attached Term Sheet, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, subject to obligations under the bankruptcy proceedings and under any agreements that it enters into in connection with the Proposed Transaction, and depending upon the price of and other market conditions relating to the Common Stock, developments affecting the Issuer and the Chapter 11 case and other factors deemed relevant, the Reporting Persons may increase or decrease the size of their investment in the Issuer, pursue changes in the composition of the Issuer’s Board of Directors or propose or take one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D, alone or with others. The Reporting Persons reserve the right, to act independently and without respect to the other Investors, to change their plans or proposals at any time, and to take any action as they deem appropriate, either alone or with others, in their sole discretion at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 75,788,279 shares of Common Stock outstanding as of October 26, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the Securities and Exchange Commission on November 2, 2020.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No. 366505 105

Based upon information provided to the Reporting Persons by the other Investors, the Investors collectively beneficially own 4,871,864 shares of Common Stock, which represents approximately 6.4% of the Issuer’s outstanding shares of Common Stock, and includes 362,593 shares held by Jefferies LLC, 1,100,000 shares held by funds and accounts managed by Owl Creek Asset Management, L.P., 777,351 shares held by funds and accounts managed by Warlander Asset Management, L.P., 105,920 shares held by Cetus Capital VI, L.P. and funds affiliated with Cetus Capital VI, L.P., and 2,526,000 shares held by funds and accounts managed by Marathon Asset Management L.P.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they are members of a “group.” The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with any of the other Investors, as well as beneficial ownership with respect to any shares of common stock beneficially owned by the other Investors, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose.

(c) The transactions in the shares of Common Stock by the Reporting Persons within the past sixty days are set forth in Schedule A, which is incorporated herein by reference.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information included in Item 4 above is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of December 21, 2020 (filed herewith).

Exhibit 2	Bid Letter submitted by Warlander Asset Management, L.P., Owl Creek Asset Management, L.P., Jeffries LLC, Bardin Hill Opportunistic Credit Master Fund LP, Marathon Asset Management L.P., and Cetus Capital VI, L.P., dated as of December 10, 2020 (filed herewith).

CUSIP No. 366505 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 21, 2020

WARLANDER ASSET MANAGEMENT, LP

By: Warlander Management GP, LLC, its general partner

/s/ Eric Cole
Name: Eric Cole
Title: Managing Member

WARLANDER PARTNERS, LP

By: Warlander Partners GP, LLC, its general partner

/s/ Raph A. Posner
Name: Raph A. Posner
Title: Authorized Signatory

WARLANDER OFFSHORE MINI-MASTER FUND, LP

By: Warlander Offshore Fund, Ltd., its general partner

/s/ Raph A. Posner
Name: Raph A. Posner
Title: Authorized Signatory

/s/ Eric Cole
ERIC COLE

CUSIP No. 366505 105

Schedule A

Reporting Person	Date of Transaction	Number of Shares Acquired / (Disposed)	Transaction	Price per Share
Warlander Offshore Mini-Master Fund, LP	11/03/2020	(1,900)	Sale	$4.30
Warlander Partners, LP	11/03/2020	(4,304)	Sale	$4.30
Warlander Offshore Mini-Master Fund, LP	11/09/2020	(77,000)	Sale	$4.22
Warlander Partners, LP	11/09/2020	(173,000)	Sale	$4.22
Warlander Offshore Mini-Master Fund, LP	11/17/2020	(15,400)	Sale	$4.50
Warlander Partners, LP	11/17/2020	(34,600)	Sale	$4.50